UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: July 14, 2016

Exhibit Index

Exhibit 99.1—Press Release dated July 12, 2016